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                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended



                           OAK (NETWORKS O&M) LIMITED
                       The Adelphi, 1-11 John Adam Street,
                                 London, WC2 6HY
                        (Name of foreign utility company)





                     TEXAS UTILITIES COMPANY D/B/A TXU CORP
                   (Name of filing company if filed on behalf
                          of a foreign utility company)


 This Commission is requested to mail copies of all communications relating to this Notification to:

                              Robert A. Wooldridge
                     Worsham, Forsythe & Wooldridge, L.L.P.
                                  Energy Plaza
                             1601 Bryan, 30th Floor
                               Dallas, Texas 75201


                                January 18, 2000


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         Texas Utilities Company d/b/a TXU Corp (the "Company"), a Texas
corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission (the "Commission") that Oak (Networks O&M) Limited ("Oak") will be, upon closing of the executed agreement between TXU Europe Group plc, an indirect subsidiary of the Company, and EdF London Investments plc, and on behalf of Oak claims status for Oak as, a foreign utility company ("FUCO") within the meaning of Section 33 of the Act. The Company, through a subsidiary company (other than the Company's existing domestic public utility companies), has acquired 50% of the outstanding voting securities of Oak.

ITEM 1. STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT (5%) OR MORE OF ANY CLASS OF VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

         The name of the entity claiming foreign utility status is Oak (Networks O&M) Limited ("Oak"), a private company incorporated in England, the business address of which is The Adelphi, 1-11 John Adam Street, London, WC2 6HT, England. Oak will not own any public utility assets but upon closing of the contemplated agreement between Oak and Eastern Electricity plc (a subsidiary of the Company) and of the contemplated agreement between Oak and London Electricity plc (a subsidiary of EdF London Investments plc) Oak will assume operational control of the regulated electricity distribution networks of Eastern Electricity plc, comprising approximately 89,300 kilometers (55,366 miles) of distribution wires, and of London Electricity plc, comprising approximately 30,000 kilometers (18,600 miles) of distribution wires (collectively, the "Network"). The Network provides electricity to approximately 5,200,000 customers in and around London and eastern England. Additionally, in the future, Oak may assume operational control over other electric distribution systems of third parties.

         The shareholders of Oak that own 5% or more of the voting securities are:

                  TXU Europe Group plc, a wholly owned indirect subsidiary of the Company, owns 50% of the voting securities of Oak; and

                  EdF London Investments plc, owns 50% of the voting securities of Oak.



ITEM 2. STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND SUCH COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS OAK (NETWORK
0&M) LIMITED - PAGE 2


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         The Company, through a subsidiary company (other than the Company's existing domestic public utility companies), has acquired 50% of the outstanding shares of Oak. Oak has not yet assumed operational control of the Network. The domestic associate public-utility companies of Oak are TXU Electric Company ("TXU Electric"), TXU SESCO Company ("TXU SESCO"), and TXU Gas Company ("TXU Gas"). The only relationship among TXU Electric, TXU SESCO, TXU Gas and Oak will be that their holding company is the Company. The Company indirectly owns all the outstanding voting stock of TXU Electric, TXU SESCO, and TXU Gas. TXU Electric did not pay any portion of the purchase price. TXU SESCO did not pay any portion of the purchase price. TXU Gas did not pay any portion of the purchase price.

EXHIBIT A. IF APPLICABLE, THE STATE CERTIFICATION(S) REQUIRED UNDER SECTION 33(a)(2) OF THE ACT. CERTIFICATION(S) PREVIOUSLY FILED WITH THE COMMISSION MAY BE INCORPORATED BY REFERENCE. IF THE CERTIFICATION(S) IS NOT AVAILABLE AT THE TIME OF FILING THE FORM U-57, SO STATE, AND UNDERTAKE TO FILE SUCH CERTIFICATION AS AN AMENDMENT WHEN AVAILABLE; HOWEVER, FOREIGN UTILITY COMPANY STATUS WILL NOT BE DEEMED OBTAINED UNTIL ALL REQUIRED CERTIFICATION(S) HAVE BEEN FILED.

         A true and correct copy of the Public Utility Commission of Texas certification letter dated November 4, 1999 is attached hereto as Exhibit A-1 and incorporated herein by reference. A true and correct copy of the Railroad Commission of Texas certification letter dated February 4, 1998, filed previously with the Commission on or about February 17, 1998, is attached hereto as Exhibit A-2 and incorporated herein by reference.

         The Public Utility Commission of Texas certification letter was expressly made applicable to all future foreign utility companies ventures in which the Company or its subsidiaries may seek to obtain an ownership interest; provided, that if the Company intends to make a FUCO investment with recourse to the Company that would cause the Company's aggregate investment in foreign utility companies and exempt wholesale generators to exceed 60% of its consolidated net worth, the Company shall obtain additional certification from the Public Utility Commission of Texas prior to completing such investment. THE INVESTMENT IN OAK WILL NOT CAUSE THE COMPANY'S AGGREGATE INVESTMENT TO EXCEED 60% OF ITS CONSOLIDATED NET WORTH.

         The Railroad Commission of Texas certification letter was expressly made applicable to all future foreign utility company ventures in which the Company or its subsidiaries may seek to obtain an ownership interest.


NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS OAK (NETWORK
0&M) LIMITED - PAGE 3


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                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                TEXAS UTILITIES COMPANY

                                            By: /s/ PETER B. TINKHAM

                                                Peter B. Tinkham
                                                Secretary/Assistant Treasurer

Date:    January 18, 2000









NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS OAK (NETWORK
0&M) LIMITED - PAGE 4


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                                   EXHIBIT A-1


                [PUBLIC UTILITY COMMISSION OF TEXAS LETTERHEAD]




                                     November 4, 1999




Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Mr. Katz:

         Texas Utilities Electric Company ("TXU Electric") and TXU SESCO Company ("TXU SESCO"), subsidiaries of Texas Utilities Company ("TXU"), a Texas Corporation, have advised this Commission that TXU is considering acquisitions by one or more wholly-owned subsidiary companies (other than TXU Electric or TXU SESCO) of an interest in entities that are considered foreign utility companies ("FUCOs") as defined in Section 33(a)(3) of the 1935 Act. In connection with such acquisitions, TXU Electric and TXU SESCO have requested that the Public Utility Commission of Texas (the "Commission") provide to you the certification contemplated in Section 33(a)(2) of the Public Utility Holding Company Act of 1935 (15 U.S.C. 79 et. seq.), which section was added to that Act by Section 715 of the Energy Policy Act of 1992.

         As the State Commission having jurisdiction over the retail electric rates of TXU's public utility subsidiaries, TXU Electric and TXU SESCO, please be advised that this Commission: (i) has the authority and resources to protect the ratepayers of TXU Electric and TXU SESCO; and (ii) intends to exercise such authority.


NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS OAK (NETWORK
0&M) LIMITED - PAGE 5


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         This certification is applicable to all FUCOs in which TXU or its subsidiaries seek to obtain an ownership interest; provided, that if TXU intends to make a FUCO investment with recourse to TXU that would cause TXU's aggregate investment in FUCOs and foreign Exempt Wholesale Generators to exceed 60% of its consolidated net worth (as defined by Commission Subst. R. 25.271), TXU shall obtain additional certification from the Commission prior to completing such investment. The certification is subject to being revised or withdrawn by the Commission in the future.

         Please contact Ms. Darryl Tietjen (512-936-7436) of the Commission Staff if you have any questions on this matter.


                                             Sincerely,

                                             PUBLIC UTILITY COMMISSION OF
                                             TEXAS



                                             /s/ Pat Wood, III
                                             Pat Wood, III, Chairman


                                             /s/ Judy Walsh
                                             Judy Walsh, Commissioner


                                             /s/ Brett A. Perlman
                                             Brett A. Perlman, Commissioner



cc: Office of Public Utility Regulation
    Securities and Exchange Commission


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                                   EXHIBIT A-2

                    [RAILROAD COMMISSION OF TEXAS LETTERHEAD]

                              GAS SERVICES DIVISION

February 4, 1998


Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Dear Mr. Katz,

         Texas Utilities Company ("Texas Utilities") has advised the Railroad Commission of Texas ("Commission") that a subsidiary of Texas Utilities is considering acquisition of The Energy Group PLC, a foreign utility company operating in England and Wales. In connection with such activities, Texas Utilities has requested that the Commission provide you with the certification contemplated in Section 33(a)(2) of the Public Utility Holding Company Act of 1935 (15 U.S.C. 79 et seq.).

         As the State Commission having jurisdiction over the wholesale and retail gas rates of Texas Utilities and its subsidiaries, the Commission hereby certifies that it:

                  i.) has the authority and resources to protect the ratepayers of Texas Utilities and its subsidiaries subject to Commission jurisdiction, and

                  ii.)  intends to exercise such authority.

         This certification is intended to be applicable with respect to the above described transaction and such other foreign utility company ventures in which Texas Utilities or its subsidiaries may seek to obtain an ownership interest, but is conditioned on and subject to being revised or withdrawn as to any future acquisitions. Texas Utilities has represented that it will timely inform this Commission of any efforts by it or its subsidiaries to seek ownership interest in other foreign utility companies.

Sincerely,

/s/ R.L. Kitchens
---------------------------------------------------
Ronald L. Kitchens
Director, Gas Services Division
On behalf of the Railroad Commission of Texas


cc: Office of Public Utility Regulation
      Securities and Exchange Commission
      450 Fifth Street, NW
      Washington, D.C. 20549